Exhibit 5.1

Alison Zoellner, Esq. Assistant General Counsel, Securities and Corporate Finance	Honeywell 101 Columbia Road Building AB-2B Morristown, NJ 07962-2245 973-455-2090 973-695-4220 Fax alison.zoellner@honeywell.com

April 17, 2014

Honeywell International Inc.

101 Columbia Road

Morristown, NJ 07962

Ladies and Gentlemen:

As Assistant General Counsel, Securities and Corporate Finance, of Honeywell International Inc., a Delaware corporation (the “Company”), I have examined the restated certificate of incorporation and bylaws of the Company as well as such other documents and proceedings as I have considered necessary for the purposes of this opinion. I have also examined and am familiar with the Company’s registration statement on Form S-8 (the “Registration Statement”) as filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to 1,000,000 shares of the Company’s Common Stock, par value $1.00 per share (the “Common Shares”), which may be issued pursuant to the Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and Its Subsidiaries (the “Plan”).

Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that the Common Shares, when issued pursuant to the terms of the Plan, shall be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware).

I hereby consent to the inclusion of this opinion letter as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

By: /s/Alison Zoellner, Esq.

Alison Zoellner, Esq.